UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. September 1, 2016.- Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) is pleased to announce it will subscribe a capital increase of US$20 million in Elemental Minerals Limited (“ELM”) (Australia Stock Exchange: ELM), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. SQM will invest approximately US$20 million in exchange for 17% of the company, and a right of first refusal for approximately 20% of the total potash production of ELM. The State General Reserve Fund of Oman and Summit Private Equity will also subscribe US$20 million and US$10 million, respectively.

ELM has access to potassium deposits in the Republic of Congo; preliminary studies suggest these deposits boast some of the highest grade potassium available and could therefore potentially lead to some of the lowest-cost production in the market. These assets are strategically located within 18-35 kilometers of the port, which offers convenient access to Brazil, one of the most important potash markets. Additionally, we believe that Africa, with its growing population, will require more fertilizer in the future, further emphasizing the strategic location of this project. Initial capacity could be around 2 million metric tons per year, growing up to 4 million metric tons per year. Definitive feasibility studies for the projects could be delivered within 2 years, fully financed with the US$50 million capital increase.

Patricio de Solminihac, Chief Executive Officer of SQM, commented, “As part of our growth strategy, SQM is continuously looking for opportunities to develop projects related to our core businesses, where we believe we can add value at the development stage and will have sustainable competitive advantages. We are confident that adding this project to our growing portfolio offers real potential long-term growth opportunities for SQM”.

Patricio de Solminihac continued, “Initial studies suggest that these are high-quality deposits and are therefore consistent with SQM’s strategic position as a low cost producer in all of its major business lines. These projects would grant SQM access to potassium at the low end of the cost curve. We believe that our expertise in processing potassium chloride, as well as our knowledge of the market and our existing logistics infrastructure, will be fundamental in the development of the ELM project. In addition, we are confident that our partners will contribute to making this a successful venture. We look forward to working with ELM as we continue to study these deposits”.

Mr. de Solminihac concluded by saying, “Although we have seen weakness in the potash market in recent years, we believe in the long-term fundamentals of this market. And while other producers have new capacity projects in the pipeline, we believe there is space in the market for a new low-cost project.”

SQM estimated that global demand for potassium chloride in 2015 reached approximately 57-58 million metric tons; we expect global demand in 2016 to exceed 2015 levels. Sales of potassium chloride and potassium sulfate from SQM’s existing operation in Chile accounted for approximately 25% of revenues in 2015.

Credicorp Capital acted as SQM’s financial advisor; Chadbourne & Parke, Johnson, Winter & Slattery, and Emery, Mukendi, Wayfana & Associates acted as legal advisors; and HATCH acted as technical advisor.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 1, 2016

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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